EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Six Months Ended
June 30, 2015
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$27,897
Gain on sales of real estate, excluding discontinued operations	3,985
Combined fixed charges and preferred share dividends (from below)	54,416
Amortization of capitalized interest	1,274
Distributed income of equity investees	353
Subtract:
Capitalized interest (from below)	(4,082)
Preferred share dividends included in fixed charges	(7,105)
Preferred unit distributions included in fixed charges	(330)
Preferred distributions of other consolidated entities	(8)
Total earnings	$76,400

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$42,606
Capitalized interest (internal and external)	4,082
Amortization of debt issuance costs-capitalized	8
Interest included in rental expense	277
Preferred share dividends	7,105
Preferred unit distributions	330
Preferred distributions of other consolidated entities	8
Total combined fixed charges and preferred share dividends	$54,416

Ratio of earnings to combined fixed charges and preferred share dividends	1.40